FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated January 14, 2011: Excel Maritime Carriers Ltd. Announces Proposed Offering of $250 Million Senior Notes due 2019.

Exhibit 1

Excel Maritime Carriers Ltd. Announces Proposed Offering of $250 Million Senior Notes due 2019

ATHENS, GREECE--January 14, 2011 -- Excel Maritime Carriers Ltd. (“Excel” or the “Company”) (NYSE:EXM) announced today its intention to issue, subject to market and other conditions, approximately $250 million aggregate principal amount of Senior Notes due 2019 to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, and to persons outside the United States under Regulation S.

Excel plans to use the net proceeds from the note offering to repay approximately $240 million of indebtedness outstanding under its secured revolving credit facility and the remaining portion for general corporate purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offering, solicitation or sale would be unlawful. The offering will be made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The securities to be offered have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.  This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Forward-looking Statements

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Excel Maritime to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Important factors that could cause actual results to differ materially from the results expressed or implied in such forward-looking statements include the risk that the notes offering is not timely consummated or is not consummated at all.

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue - Suite 1536

New York, NY 10160 USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

http://www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

c/o 17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

http://www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: January 14, 2011

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer